

June 17, 2024

Shubha Dasgupta
Chief Executive Officer
Pineapple Financial Inc.
Unit 200, 111 Gordon Baker Road
North York, Ontario M2H 3R1

> **Re: Pineapple Financial Inc.**
> **Registration Statement on Form S-1**
> **Filed May 29, 2024**
> **File No. 333-279802**

Dear Shubha Dasgupta:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed May 29, 2024

General

1. We note your disclosure on the cover page and on page 64 that the selling shareholder "may be" considered or deemed an underwriter within the meaning of the Securities Act. Since the selling stockholder, Brown Stone Capital Ltd, is the equity line investor under your Equity Purchase Agreement dated May 10, 2024, please revise to disclose that the selling shareholder is an underwriter. Refer to Securities Act C&DI 139.13.

Prospectus Summary, page 1

2. Please revise your prospectus summary to describe the material terms of the Equity Purchase Agreement and Securities Purchase Agreement in greater detail, including material conditions under which the company may access the funds available under such agreements. Further, disclose the maximum number of your common shares that can be issued under the equity line agreement, and clearly describe and

quantify the dilutive effect of the formula or pricing mechanics on your share price as the result of the equity line purchase agreement. Finally, briefly discuss the impact of the equity line on your business.

3. We note that your share price has declined since your initial public offering. We further note that the company's share price has continued to decline since the signing of the equity purchase agreement. Revise your summary to provide a tabular presentation of the possible dilutive impact on the public share price if the $15m that you can sell to the purchasers under the agreement were to become available. For instance, show the cost to the purchaser of shares at a range of market prices since the agreement was negotiated. In particular, please note the market price below which you would not be able to put shares to the purchaser under the equity purchase agreement without filing a new registration statement. Make conforming changes to the risk factor on page 20.

Risk Factors, page 8

4. Please add a separately captioned risk factor identifying risks to shareholders related to your equity line agreement with Brown Stone Capital Ltd. Discuss the price discount at which you would sell shares to Brown Stone Capital Ltd. and the dilutive effect and impact on market price from selling shares at a discount and from the resales of these securities to the public.

If we fail to maintain compliance with the continued listing requirements of the NYSE American, page 20

5. Revise this risk factor, and other relevant risk factors, to discuss your most recent share price, and the minimum share price that you must maintain in order to meet NYSE American listing standards.

Plan of Distribution, page 63

6. We note your disclosure that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact John Stickel at 202-551-3324 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance